October 31, 2008

VIA FEDERAL EXPRESS AND BY EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549-7010

Re:	Wise Metals Group LLC
Form 10-K for the Year Ended December 31, 2007, filed May 7, 2008;
Form 10-Q for the quarter ended March 31, 2008, filed June 20, 2008; and Form 10-Q for the quarter ended June 30, 2008, filed August 14, 2008
File No. 333-117622

Dear Mr. O’Brien:

Enclosed please find our response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated October 2, 2008 (the “Comment Letter”) with respect to Wise Metals Group LLC (the “Company”) Form 10-K Annual Report (“10-K”) for the year ended December 31, 2007 and Forms 10-Q for the quarters ended March 31, 2008 (“Quarter 1 10-Q”) and June 30, 2008 (“Quarter 2 10-Q and together with the 10-K and the Quarter 1 10-Q collectively “SEC Forms”).

Set forth below are our responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the SEC Forms.

Form 10-K for the Fiscal Year Ended December 31, 2007

Selected Consolidated Financial Information, page 22

Comment 1.	We note your presentation of Adjusted EBITDA herein and throughout your document. You state you include Adjusted EBITDA information because this measure is used by management to measure your compliance with debt covenants and by investors and note holders to evaluate your ability to service debt. Given that assertion, and because you reconcile it herein to net cash used in operating activities, it appears you are using Adjusted EBITDA as a liquidity measure. If so, please provide in future filings the supplemental disclosures required by Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available at www.sec.gov , including the materiality of the underlying agreement and the covenant, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. However, we also note that in each of the earnings releases on Form 8-K dated March 31, 2008, May 19, 2008, and August 14, 2008, you reconcile Adjusted EBITDA to net (loss) income. This would appear to indicate that you use such measure to assess operating performance. Please advise and revise future filings as appropriate. In this regard, if such measure is also used to assess operating performance, please provide the disclosures required by Question 8 of the aforementioned FAQ in future filings.

Response 1.	The Company notes the Staff’s comment and advises that, in addition to measuring the Company’s compliance with debt covenants and our ability to service debt, Adjusted EBITDA is also used by management and external users of our financial statements to assess our financial condition as it is a key indicator of our current operating performance, which directly affects our current and future financial condition.

In accordance with FAQ 10, the Company currently discloses the materiality of the underlying agreement and the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on our financial condition and liquidity on page 29 of the December 31, 2007 10-K. In future filings we will further disclose that, “The Company was in compliance with the agreement’s covenant requiring minimum levels of Adjusted EBITDA and/or minimum levels of Adjusted Excess Availability as defined in the credit agreement previously filed with the SEC.”

As Adjusted EBITDA is also used as a performance measure, we intend to revise future filings to include both liquidity and performance measures. Therefore, our future disclosures will include the following:

Adjusted EBITDA represents EBITDA (defined as earnings before income taxes, interest expense and fees, net, and depreciation and amortization), adjusted to exclude early extinguishment of debt, income from affiliate, certain nonrecurring items, severance charges and credits, LIFO adjustments, cumulative effect of change in accounting principle and mark-to-market adjustment for contracts under SFAS No. 133. Adjusted EBITDA is used as a supplemental measure of operating performance and liquidity by management and external users of our financial statements, such as investors and note holders, to assess:

•     the financial performance of our assets without regard to financing methods, capital structures or historical cost basis; and

•     to measure our compliance with debt covenants and to evaluate our ability to service debt; and

•     our operating performance and return on invested capital as compared to those other companies in our industry, without regard to financing methods and capital structure.

Adjusted EBITDA should not be considered an alternative to net income (loss), cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income (loss) and operating income (loss), and these measures may vary among other Companies. Therefore, Adjusted EBITDA as presented in this section may not be comparable to similarly titled measures of other companies. The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure for each of the periods presented. [The Company will include in all future filings a reconciliation from Net cash used in operating activities to Adjusted EBITDA and a reconciliation from Net income (loss) to Adjusted EBITDA.]

Financial Statements

9. Commitments and Contingencies, page 58

Comment 2.	Regarding the lawsuit filed against Crown Cork and Seal, you disclose that on February 1, 2008, you and Crown agreed to settle the litigation without admitting any wrongdoing or liability by either party. Please confirm that no amounts were paid by you to settle such matter, and clarify future filings to state whether any gain or loss was incurred.

Response 2.	The Company notes the Staff’s comments and advises that no payment was made to or by Wise to settle such matter and no gain or loss was recognized. The Company will enhance future disclosure to read as follows:

On February 1, 2008, the Company and Crown agreed to settle the litigation without admitting any wrongdoing or liability by either party. No gain or loss was incurred as a result of the settlement.

Form 10-Q for the period ended March 31, 2008

5. Pension and Post-Retirement Benefits, page 12

Comment 3.	You disclose on page 13 that during the first quarter of 2008, you elected to make a change in accounting principle with respect to the manner in which you amortize unrealized gains or losses associated with your benefit plans. Specifically, the accounting changed from the standard amortization methodology under FAS 106 and FAS 87, which is amortizing the net gain or loss that exceeds 10 percent of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets, to a methodology of fully recognizing any gain or loss in excess of 45% of the greater of the APBO and the market value of assets and amortizing any gain or loss between 10%-45% of the greater of the APBO and the market value of assets over the remaining service period. The Company made this change because the immediate recognition of the unrecognized gain appears to more closely resemble the actuarial equivalent of what will ultimately be paid/expensed in future periods. Please tell us your basis in GAAP for making such a change, citing the appropriate authoritative literature that prescribes or permits such treatment, and why it constitutes a change in accounting principle as contemplated by SFAS 154.

Response 3.	The company notes the Staff’s comment and advises that the change represents a change in accounting principle under FAS 154. First, we note that the method of recognition of net gains and losses in other comprehensive income under paragraph 59 of FAS 106 represents an accounting principle. We further note that paragraph 60 of FAS 106 allows for selection of any method of amortizing these gains and losses, provided that method does not delay recognition beyond that of the minimum amortization approach in paragraph 59.

In 2007, we had a curtailment of our plan in connection with the termination of a significant number of our union employees. As a result of this curtailment, the APBO of the plan dropped from $19.8m to $1.0m. After accounting for the curtailment gain, the plan was left with an APBO of $1.0m, and net actuarial gain of $4.2m.

Since the net actuarial gain was far in excess of the 10% corridor, we no longer believed that the continued deferral of this gain was appropriate or in-line with the spirit of FAS 106’s delayed recognition principle.

This principle allows for delayed recognition of year-to-year experience gains and losses, based on the premise that over time the majority of these differences will offset and thus immediate recognition of these amounts in income would result in undue volatility and less meaningful information to financial statement users.

As the APBO of the plan has decreased so significantly, we no longer believed it reasonable or appropriate to conclude that future experience gains/losses in the APBO would ever completely offset the $4.2m net gain in OCI. Thus, we concluded that a change in accounting principle to an approach that immediately recognized amounts in excess of a 45% corridor would be preferable (as required under paragraph 13 of FAS 154), as it would more appropriately reflect the intended delayed recognition principle of FAS 106. We also considered the fact that accelerated amortization (including immediate amortization) of net gains and losses is considered preferable under FAS 106, as evidenced by the fact that paragraphs 60 and 301 are clear that any accelerated method may be used in lieu of the minimum corridor approach.

Form 10-Q for the period ended June 30, 2008

4 Financing Arrangements, page 11

Comment 4.	You disclose on page 12 that breach of the covenant requiring you to furnish to the Agent under the loan agreement audited and unaudited consolidated financial statements of the Company and its subsidiaries within ninety days of the end of the fiscal year ended December 31, 2007, was waived. However, you do not disclose whether you were in compliance with the financial covenants related to the revolving credit facility. Please tell us and revise future filings to disclose whether you were in compliance with such covenants as of the end of the reporting period.

Response 4.	The Company notes the Staff’s comments and advises that the Company was in compliance with the financial covenants under the revolving credit facility as of the end of the reporting period. In future filings the Company will include the following example disclosure:

As of [reporting date] the Company was in compliance with the financial covenants related to the revolving credit facility.

Comment 5.	We note your disclosure on page 12 that Wise Metals Group LLC and Wise Alloys Finance Corporation are co-issuers of the senior notes. Please tell us and disclose herein in future filings whether there are any material restrictions on the ability of the subsidiaries to transfer cash to the co-issuers, Refer to Rule 310(i)(9) of Regulation S-X.

Response 5.	The Company notes the Staff’s comment and advises the Staff that there are no material restrictions on the ability of the subsidiaries to transfer cash to the co-issuers, and that the Company is prohibited from imposing any restrictions on such ability pursuant to Section 4.8(2) of the senior notes indenture which provides that: “The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to: make loans or advances to the Company or any other Restricted Subsidiary or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company.” As of the dates of these filings, the Company did not have any Unrestricted Subsidiaries. The Company will enhance disclosure in future filings by including the following language:

There are no material restrictions on the ability of our subsidiaries to transfer cash to the co-issuers.

7. Commitments and Contingencies, page 14

Comment 6.	You state on page 16 you believe you are properly accrued for the EPA, M&A and National Labor Relations Board contingencies. Please revise future filings to disclose the amount thereof for each matter, pursuant to paragraph 9 of SFAS 5, or state whether such amounts were material to your operating results.

Response 6.	The Company notes the Staff’s comment and advises that these amounts were deemed immaterial as of June 30, 2008. The Company will revise the disclosure in future filings to state whether such amounts were immaterial to the Company’s operating results or to disclose such amounts that become material. The additional disclosure would read as follows:

The accrual for the contingency is immaterial to the Company’s operating results, financial position, and cash flows.

Management’s Discussion and Analysis, page 19

Operating Results, page 21

Comment 7.	You disclose on page 22 that Wise Recycling sales to third parties increased 24% in the six months ended June 30, 2007 and shipments by Wise Recycling to third parties increased approximately 28% for the first six months of 2008 over the first six months of 2007 due to higher recycling activity and an increased presence in the ferrous market. Please explain to us and revise future filings to discuss how an increased presence in the ferrous market impacts Recycling’s sales.

Response 7.	The Company notes the Staff’s comments and advises that an increased presence in the ferrous market significantly increases the Company’s potential customer base. We have recently relocated some of our scrap yards to spaces large enough to accommodate ferrous scrap and the equipment needed to handle and process the material. This has allowed us to aggressively pursue that market including industrial manufacturers that have scrap steel as a by-product of their manufacturing process. The Company will revise future filings to more fully discuss the impact of higher recycling activity and an increased presence in the ferrous market on Recycling’s Sales. Future disclosure will be enhanced as follows:

Shipments by Wise Recycling to third parties increased approximately 39% for the second quarter of 2008 over the second quarter of 2007 due to higher recycling activity and an increased presence in the ferrous market including an xx% increase in ferrous shipments.

Liquidity and Capital Resources, page 23

Comment 8.	You state herein that your principal sources of cash to fund liquidity needs are net cash provided by operating activities and availability under your revolving senior secured credit facility. It is not clear how you are able to meet your cash needs given that you i) have used $84.3 million of cash in the last six months, ii) have only $7.3 million available borrowings under the revolving credit agreement at June 30, 2008, and iii) have historically had a working capital deficit. Therefore, in future filings in MD&A, please quantify your expected sources and uses of cash so it is clear to readers why the financial statements are presented on a going concern basis rather than a liquidation basis. Refer to Section 501.13.a of the FRC.

Response 8. The Company notes the Staff’s comments and in preparation of the third quarter statements we will enhance our discussions around the expected sources and uses of cash.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kenneth Stastny
Kenneth Stastny
Chief Financial Officer
Wise Metals Group, LLC